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                                                                      Exhibit 21

NEWS RELEASE


                          CONTACT:         Andreas Sommer, Ph.D.
                                           President and Chief Executive Officer
                                           (408) 988-2500

                                           Sophia Twaddell
                                           Fleishman Hillard Inc.
                                           (312) 751-3738



               CELTRIX RECEIVES KEY U.S. PATENT TO TREAT DIABETES

     San JOSE, CA - April 3, 2000 -- Celtrix Pharmaceuticals, Inc. (Nasdaq:
CTRX) announced today that it has been issued a U.S. patent on the use of SomatoKine(R)(IGF-I/BP3), its lead product, for the treatment of both type 1 and type 2 diabetes.

     "We are delighted that the United States Patent and Trade Office granted broad claims in this area, allowing us to protect a substantial business opportunity," said Andreas Sommer, Ph.D., President and CEO of Celtrix. "SomatoKine is targeted to improve glycemic control of both type 1 and type 2 diabetic patients who have failed to achieve adequate glycemic control with insulin therapy and thus are at risk for damaging diabetic complications."

     Dr. Sommer added, "We have previously reported statistically significant Phase IIA data which demonstrated that SomatoKine treatment improved insulin sensitivity in type 1 diabetics. The average daily insulin requirement of the patients in this trial decreased by 49% and average daily blood glucose declined by 23% from the levels attained by conventional insulin therapy. SomatoKine also reduced total serum cholesterol by 12% and improved glycemic control."

THE SOMATOKINE COMPLEX

     SomatoKine is the recombinant equivalent of the natural complex formed by the hormone insulin-like growth factor-I (IGF-I) and its major regulatory binding protein (BP3). IGF-I plays multiple roles in diverse biological processes, including control of blood glucose and preservation and formation of bone and muscle. BP3 contains biological information important for the body's natural regulation of IGF-I bioavailability and biodistribution. Administration of SomatoKine, the IGF-BP3 complex, establishes a circulating reservoir of IGF-I that is proving in clinical research to be both safe and effective.

                                     -more-


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"Celtrix Receives Key U.S. Patent to Treat Diabetes"
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ABOUT DIABETES

     Diabetes is a disease in which the body does not produce or properly use insulin, a hormone that is needed to convert sugar, starches and other food into energy. Diabetes affects over 5% of the populations of North America, Europe and Japan. In the United States alone, the American Diabetes Association estimates
10.3 million people have been diagnosed with the disease, and it is the seventh leading cause of death.

     Diabetes is associated with a number of life-threatening complications including heart disease and stroke, kidney disease, blindness, nervous disorders and circulatory problems which can lead to amputations. As a result, it is one of the most costly health problems in America, with medical expenses related to treatment of the disease and its complications estimated at $100 billion annually.

THE ACQUISITION OF CELTRIX BY INSMED

     Celtrix announced in December 1999 that it had entered into a definitive agreement to be acquired by Insmed Pharmaceuticals, Inc., of Richmond, Virginia. Insmed Pharmaceuticals is a biopharmaceutical company developing drugs to treat serious metabolic diseases and disorders. Upon completion of the acquisition, Insmed Incorporated, a holding company recently formed by Insmed Pharmaceuticals, will become a public company. The combined company's product portfolio will include two drug candidates in advanced clinical trials for the treatment of types 1 and 2 diabetes, severe osteoporosis and polycystic ovary syndrome.

     Celtrix is a biopharmaceutical company developing novel therapeutics for a broad range of metabolic disorders. The company's focus is on SomatoKine, a novel IGF-BP3 complex. Celtrix has completed Phase IIA clinical trials for the treatment of diabetes, severe osteoporosis (recovery from hip fracture) and traumatic burns. Other potential indications include protein wasting diseases associated with cancer, AIDS, advanced kidney failure and other life-threatening conditions.

     This news release contains certain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Actual results may differ materially from the statements made, as a result of various factors, including risks associated with the ability of the company to complete the merger with Insmed, and that future trials in diabetes will continue to show the same observations, including any statistically relevant results in larger Phase II or Phase III trials, as well as risks associated with future research, the regulatory approval process, competitive products and other factors which are listed from time to time in Celtrix's Securities and Exchange Commission (SEC) filings. These forward-looking statements represent Celtrix's judgment as of the date of this news release.

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